Federated Funds

Fidelity Bond Filing

Contents of Submission:

1) (a)Copy of the Financial Institution Investment Company AssetProtection Bond (“Bond”) received on November 6, 2008 for filingas required by Rule 17g-1(g)(B)(i);*

   (b)Copy of the Financial Institution Excess Follow Form Certificate(“Bond”) as received on February 6, 2009 for filing as requiredby Rule 17g-1(g)(B)(i);

2)           Copy of the resolutions of a majority of the disinteresteddirectors and of the Executive Committee of the Funds’ Board,respectively, approving the amount, type, form and coverage of the Bond, and the portion of the premium to be paid by such company as required by Rule 17g-1(g)(B)(ii);*

3)           Copy of a statement showing the amount of the single insured bondwhich each investment company would have provided and maintainedhad it not been named as an insured under a joint insured bond;

4)           As required by Rule 17g-1(g)(B)(iv), the period for whichpremiums have been paid is October 1, 2008 to October 1, 2009;and

5)           Copy of the amendment, received November 17, 2008, to theagreement between the investment company and all of the othernamed insureds as required by Rule 17g-1(g)(B)(v).**

* Incorporated by reference to the Fidelity Bond filing submitted on November 14, 2008.

** Incorporated by reference to the Fidelity Bond filing submitted on November 18, 2008.

         REVISED

FINANCIAL INSTITUTION EXCESS FOLLOW FORM CERTIFICATE

The Great American Insurance Company, herein called the UNDERWRITER

Bond Number:    FS 234-61-50 - 01

Name and Address of Insured:     Federated Investors, Inc.
     1001 Liberty Avenue
     Pittsburgh, PA 15222

The UNDERWRITER, in consideration of an agreed premium, and in reliance upon the statements and information furnished to the UNDERWRITER by the Insured, and subject to the terms and conditions of the underlying coverage scheduled in ITEM 3 below, as excess and not contributing insurance, agrees to pay the Insured for loss which:

(a) Would have been paid under the Underlying but for the fact that such loss exceeds the limit of liability of the Underlying Carrier (s) listed in Item 3, and
(b) for which the Underlying Carrier (s) has (have) made payment, and the Insured has collected the full amount of the expressed limit of the Underlying Carriers (s) liability.

ITEM 1.  BOND PERIOD: from 12:01 a.m. on 10/01/2008 to 12:01 a.m. on 10/01/2009
                (inception)       (expiration)

ITEM 2.  LIMIT OF LIABILITY AT INCEPTION: $10,000,000 single loss   Fidelity, Premises, Transit,
Forgery or Alteration, Securities, Counterfeit Currency, Threat to Person, Computer Systems,
Extended Computer, Telefacsimile.

ITEM 3.  UNDERLYING COVERAGE:

   A) CARRIER:    Federal Insurance Company
         LIMIT:                              $15,000,000 single loss subject to a $250,000 deductible
              BOND NUMBER:         8194-80-05
         BOND PERIOD:          10/01/2008  10/01/2009

ITEM 4.  Coverage provided by this Bond is subject to the following attached Rider(s):
 Rider No. 1 (Aggregate Tie In Rider)

ITEM 5.  By acceptance of this Bond, you give us notice canceling prior Bond No. FS 234-61-50 - 00, the cancellation to be effective at the same time this Bond becomes effective.

In witness whereof, the UNDERWRITER has caused this certificate to be signed by an Attorney-in-Fact of the UNDERWRITER  this 27th day of January, 2009.

      THE GREAT AMERICAN INSURANCE COMPANY

                By: /s/ Frank J. Scheckton, Jr.
                 (Attorney-in-Fact)
Excess Follow Form Certificate
10/2007 ed.

RIDER NO. 1

AGGREGATE TIE-IN RIDER

To be attached to and form part of Investment Company Bond Follow Form

Bond No. FS 234-61-50 - 01

in favor of Federated Investors, Inc.

1. The Aggregate Limit of Liability stated in Item 2 of the Declarations of
Investment Company Bond Excess Follow Form Certificate, Bond No. 234-61-50  01
is shared with the Aggregate Limit of Liability stated in Item 2 of
Financial Institution Bond Form Excess Follow Form  Bond No. 234-61-51 - 01.

2. Any loss covered under this Bond or Financial Institution Bond No. 234-61-51 - 01 individually, shall reduce the amount of the said Aggregate Limit of Liability shared by Bond No. 234-61-50 - 01 and Bond No. 234-61-51 - 01.

3. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of the attached Bond other than as above stated.

4. This rider shall become effective as of 12:01 a.m. on 10/01/2008 standard time.

FEDERATED INVESTORS, INC. FIDELITY BOND COVERAGE REVIEW - FEDERATED FUNDS For December 31, 2008
Fund	Monthly Average Net Assets	Gross Assets (Assets & Liabilities*)	Required Coverage by Investment Co.
Cash Trust Series, Inc.
GCS	$1,158,353,214
MCS	$462,669,480
PCS	$5,919,593,001
TCS	$3,036,450,725
		$10,788,607,748	$2,500,000
Cash Trust Series II
TCSII	$256,558,124
		$261,689,286	$750,000
Edward Jones Money Market Fund
JONES	$18,196,492,678
		$18,560,422,532	$2,500,000
Federated American Leaders Fund, Inc.
ALF	$711,247,032
		$725,471,973	$900,000
Federated Adjustable Rate Securities Fund
FARSF	$170,828,413
		$174,244,981	$600,000
Federated Core Trust
FEDACC	$944,943
HYCORE	$810,734,366
IPCORE	$17,158,084
MBCORE	$1,947,371,770
		$2,831,733,346	$1,900,00
MBCORE is a Blended Fund and its assets are also counted in participating Federated Funds

Federated Core Trust II, LP
EMCORE	$185,492,015
MPCORE	$24,520,026
		$214,212,282	$600,000
Federated Equity Funds
FCAF	$1,266,915,323
FICF	$549,140,425
FKLCF	$52,735,457
FMGSF	$288,819,931
FKAUF	$5,767,322,359
FKSCF	$709,508,015
FISVF	$826,358
FPBF	$1,064,207,737
FSVF	$534,829,569
FMOPF	$1,274,242,970
		$11,738,719,107	$2,500,000
Federated Equity Income Fund, Inc.
FEIF	$583,422,621
		$595,091,073	$900,000
Federated Fixed Income Securities, Inc.
FMUSF	$776,035,532
SIF	$741,956,061
		$1,548,351,424	$1,500,000
Federated GNMA Trust
FGNMA	$454,333,607
		$463,420,279	$750,000
Federated Government Income Securities, Inc.
GISI	$502,830,607
		$512,887,219	$900,000
Federated High Income Bond Fund, Inc
FHIBF	$626,596,128
		$639,128,051	$900,000
Federated High Yield Trust
FHYT	$118,780,495
		$121,156,105	$525,000
Federated Income Securities Trust
FRRBF	$17,921,706
FSACM	$8,459,721
FCIF	$332,976,868
FUSG	$741,497,182
FMSAF	$555,327,370
FPGIF	$380,515,814
FICBF	$182,587,722
FSTIF	$236,249,786
		$2,504,646,892	$1,900,000
Federated Income Trust
FIT	$522,217,731
		$532,662,086	$900,000
Federated Index Trust
MDCF	$551,870,510
MNCF	$47,147,346
MXCF	$417,845,374
		$1,037,200,495	$1,250,000
Federated Institutional Trust
FIGCF	$10,442,910
FIHYBF	$77,119,741
FGUSF	$633,187,086
		$735,144,332	$900,000
Federated Insurance Series
IFALF	$74,669,849
IFCAF	$89,485,206
IFEIF	$20,862,295
IFMGSF	$16,250,932
IFHIBF	$157,367,668
IFIEF	$11,934,231
IFKAUF	$88,752,839
IFMOPF	$14,688,199
IFPMF	$107,486,387
IFQBF	$287,915,893
IFCIF	$31,770,317
IFUSG	$397,006,472
		$1,324,154,094	$1,250,000
Federated International Series Inc.
FIBF	$110,923,647
IEF	$113,465,151
		$228,876,574	$600,000
Federated Investment Series Fund, Inc.
FBF	$835,596,654
		$852,308,587	$1,000,000
Federated Intermediate Government Fund, Inc.
FIGF	$31,692,466
		$32,326,316	$300,000
Federated Managed Allocation Portfolios
FT2015	$7,176,245
FT2025	$10,131,479
FT2035	$7,592,916
FBAF	$37,442,110
		$63,589,605	$400,000
Federated Managed Pool Series
FMSP	$9,287,175
FIBSP	$59,514
FHYSP	$317,586
FCP	$12,183,990
		$22,285,230	$250,000
Federated MDT Series
FMACC	$222,307,930
FMBF	$212,134,534
FMLCG	$86,203,944
FMLCV	$621,206
FMMCG	$9,082,636
FMSCC	$7,510,231
FMSCG	$71,725,619
FMSCV	$19,688,025
FMTAAC	$12,522,395
		$654,632,450	$900,000
Federated Municipal Securities Fund, Inc.
FMSF	$408,131,414
		$416,294,043	$750,000
Federated Municipal Securities Income Trust
FMHYAF	$375,169,810
CAMIF	$64,831,836
MIIMT	$167,834,520
NCMIF	$51,181,474
NYMIF	$37,739,790
OHMIF	$187,099,618
PAMIF	$259,308,027
		$1,166,028,376	$1,250,000
Federated Premier Municipal Income Fund
FPMIF	$64,059,358
		$65,340,545	$400,000
Federated Premier Intermediate Municipal Income Fund
FPIMIF	$79,958,848
		$81,558,025	$450,000
Federated Short-Term Municipal Trust
FSIDMT	$205,345,891
		$209,452,809	$600,000
Federated Stock and Bond Fund
SBF	$185,488,890
		$189,198,668	$600,000
Federated Stock Trust
FST	$250,857,639
		$255,874,792	$750,000
Federated Total Return Government Bond Fund
FTRGBF	$624,606,284
		$637,098,410	$900,000
Federated Total Return Series, Inc.
FMF	$342,786,857
FTRBF	$2,884,005,525
FUSBF	$371,356,508
		$3,670,111,868	$2,300,000
Federated U.S. Government Bond Fund
FUSGBF	$87,103,194
		$88,845,258	$450,000
Federated U.S. Government Securities Fund: 1-3 Years
GOV 1-3	$650,592,193
		$663,604,037	$900,000
Federated U.S. Government Securities Fund: 2-5 Years
GOV2-5	$944,512,855
		$963,403,112	$1,000,000
Federated World Investment Series, Inc.
FIVF	$70,748,036
FIHIF	$84,048,716
FISCF	$250,778,511
		$413,686,768	$750,000
Intermediate Municipal Trust
IMT	$269,331,427
		$274,718,056	$750,000
Money Market Obligations Trust
ACMT	$3,708,621,528
AGCR	$945,644,049
AGMT	$775,209,772
ALMCT	$261,988,613
AZMCT	$84,410,349
CMCT	$2,580,133,719
CTMCT	$210,266,784
FCRF	$9,754,868,168
FGRF	$15,032,627,749
FLMCT	$407,227,096
FMUTR	$851,733,910
FMT	$176,405,375
FSTG	$208,566,005
FTFT	$185,269,811
GAMCT	$887,674,617
GOF	$54,019,218,416
GOTMF	$19,842,116,227
LIB	$348,121,381
MAMCT	$454,374,990
MDMCT	$173,099,017
MIMCT	$1,003,680,908
MMM	$34,758,489
MNMCT	$415,411,488
MOF	$4,537,744,156
NCMCT	$483,767,865
NJMCT	$546,106,633
NYMCT	$1,595,570,536
OHMCT	$447,068,702
PAMCT	$799,557,987
PCOF	$10,052,275,124
PMOF	$2,459,028,983
POF	$28,733,254,803
PVOF	$8,426,598,643
TFIT	$4,397,554,940
TFOF	$13,854,654,974
TOF	$33,554,484,145
TTO	$436,943,242
USTCR	$47,108,387,775
VAMCT	$610,326,279
		$275,812,848,311	$2,500,000
TOTALS: 335,363,750,139.55		$342,071,025,142	$41,725,000

COVERAGE FOR FEDERATED FUNDS
Current Coverage:
$50,000,000

Coverage Cushion: 16.55%
$8,275,000

*ANA multiplied by 102% to approximate gross assets.

  Liabilities are generally 2% of gross assets.